# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MASIMO CORP, CIK 0000937556
CUSIP: 574795100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 52 DISCOVERY, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 06/10/2026
Amends the filing with accession number 0000914121-22-004079
Filed by CIK 0001885245
Persons authorized to receive notices and communications: Quentin Koffey, Politan Capital Management LP, 106 West 56th Street, 10th Floor, New York, New York (NY), 10019, 646-690-2830

## Reporting persons
- Politan Capital Management LP (CIK 0001885245): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Politan Capital Management GP LLC (CIK 0001984176): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Politan Capital Partners GP LLC (CIK 0001984175): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Quentin Koffey (CIK 0001984174): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MASIMO CORP
Address of issuer's principal executive offices: 52 DISCOVERY, IRVINE, California (CA), 92618
Comment: This Amendment No. 17 to Schedule 13D (this "Amendment No. 17") amends and supplements the Schedule 13D filed on August 16, 2022 (as amended and supplemented through the date of this Amendment No. 17, collectively, the "Schedule 13D") by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Masimo Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not defined in this Amendment No. 17 shall have the meaning ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On June 10, 2026 (the "Closing Date"), the Merger was consummated pursuant to the Merger Agreement. At the effective time of the Merger (the "Effective Time"), Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares excluded or treated as described in the Merger Agreement) was automatically cancelled, extinguished and converted into the right to receive an amount in cash equal to $180.00 per share, without interest and less any applicable withholding taxes (the "Per Share Merger Consideration"). Accordingly, the 4,590,873 shares of Common Stock beneficially owned by the Reporting Persons immediately prior to the Effective Time were converted into the right to receive the Per Share Merger Consideration. In addition, the 1,119 restricted share units held by Mr. Koffey, as a non-employee director of the Issuer, were cancelled and converted at the Effective Time into the right to receive an amount in cash equal to the Per Share Merger Consideration for each share of Common Stock underlying such restricted share units.

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

As a result of the consummation of the Merger, as described in Item 4, each Reporting Person ceased to beneficially own any shares of Common Stock. See rows (11) and (13) of the cover pages to this Amendment No. 17, which reflect zero shares of Common Stock and 0.0% beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) See rows (7) through (10) of the cover pages to this Amendment No. 17. Each Reporting Person has no sole or shared power to vote or to direct the vote, and no sole or shared power to dispose or to direct the disposition, of any shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Except as set forth in Item 4, which is incorporated herein by reference, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 10, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated as follows:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

## Signatures
- Politan Capital Management LP: /s/ Quentin Koffey, Quentin Koffey, Managing Member (06/11/2026)
- Politan Capital Management GP LLC: /s/ Quentin Koffey, Quentin Koffey, Managing Member (06/11/2026)
- Politan Capital Partners GP LLC: /s/ Quentin Koffey, Quentin Koffey, Managing Member (06/11/2026)
- Quentin Koffey: /s/ Quentin Koffey, Quentin Koffey (06/11/2026)